

October 15, 2014

Via E-mail
Hajime Abe
Chief Executive Officer
Toshoan Holdings, Inc.
1-1-36, Nishiawaji,
Higashiyodogawa-ku
Osaka, Japan 533-0031

> **Re:    Toshoan Holdings, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed October 1, 2014**
> **File No. 333-195060**

Dear Mr. Abe:

We have reviewed your registration statement and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated September 23, 2014. It is unclear to us how Mr. Fukumoto would qualify as an officer for purposes of Rule 3a4-1(a)(4)(iii). In this regard, we note your statement in your response that Mr. Fukumoto is not an executive officer.  Since you have only one executive officer—Mr. Abe—it does not appear that Mr. Fukumoto has any authority to supervise the activities of Mr. Abe.  As a result, it is unclear how the aforementioned rule is available.  Please either revise your registration to clarify how you will conduct your offering or, if you believe that there are additional facts that support the availability Rule 3a4-1, please provide us with those facts and an accompanying analysis of such facts under the rule.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director